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                                                                     Exhibit 8.1
                          Form of Federal Tax Opinion


                             ________________, 2000

Board of Directors
Heritage Bancorp, Inc.
201 W. Main Street
Laurens, South Carolina 29360

Gentlemen:

     This letter is in response to your request for our opinion with respect to the material federal income tax consequences of the proposed merger of Heritage Bancorp, Inc., a Delaware corporation ("Heritage"), with and into SouthBanc Shares, Inc., a Delaware corporation ("SouthBanc") (the "Merger"), pursuant to the Agreement and Plan of Merger, dated February 14, 2000, between SouthBanc and Heritage (the "Agreement"). Unless otherwise specified, the terms used herein are defined in the Registration Statement on Form S-4 (the "Registration Statement') initially filed by SouthBanc with the Securities and Exchange Commission (the "SEC") on __________, 2000, or the Agreement. For purposes of the opinions set forth below, we have relied, with the consent of both SouthBanc and Heritage, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained in the letters dated as of ___________, 2000, of SouthBanc and Heritage.

In connection with the proposed Merger, we understand and assume the following:

     (a) In accordance with the Delaware General Corporation Law, Heritage will merge with and into SouthBanc, and SouthBanc will be the surviving corporation;

     (b) Pursuant to the Merger, all of the assets of Heritage will, by operation of law, be transferred to SouthBanc and SouthBanc will assume all of Heritage's liabilities;

     (c) At the Effective Time, each outstanding share of Heritage Common Stock (other than shares held by SouthBanc) will cease to be outstanding and will be converted, at the election of the holder and subject to the provisions of the Agreement, into a right to receive either a number of shares of SouthBanc Common Stock, determined by reference to the Exchange Ratio, or an amount equal to the Cash Consideration;

     (d) At the Effective Time, each holder of Heritage Common Stock who otherwise would have been entitled to a fraction of a share of SouthBanc Common Stock will receive in lieu thereof a right to receive cash (without interest) equal to such fraction multiplied by the SouthBanc Price; and

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Board of Directors
Heritage Bancorp, Inc.
____________, 2000
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     (e)  SouthBanc will continue to conduct the historic business of Heritage or use a significant portion of Heritage's historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

     In connection herewith, we have examined the Agreement, the Registration Statement (which contains a Joint Proxy Statement/Prospectus) and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of SouthBanc and Heritage as set forth in letters certified by their respective officers. On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion as of the date hereof that for federal income tax purposes:

     (a)  The Merger will constitute a reorganization within the meaning of
          Section 368(a) of the Internal Revenue Code 1986, as amended
          (the "Code");

     (b) No gain or loss will be recognized by SouthBanc or Heritage as a result of the Merger;

     (c) No gain or loss will be recognized by the stockholders of Heritage who exchange all of their Heritage Common Stock solely for SouthBanc Common Stock, except with respect to cash received in lieu of a fractional share interest in SouthBanc Common Stock;

     (d) The aggregate adjusted tax basis of the SouthBanc Common Stock received by stockholders of Heritage who exchange all of their Heritage Common Stock solely for SouthBanc Common Stock in the Merger will be the same as the aggregate adjusted tax basis of the Heritage Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received);

     (e) The holding period of SouthBanc Common Stock received by each stockholder in the Merger will include the holding period of Heritage Common Stock exchanged therefor, provided that such stockholder held such Heritage Common Stock as a capital asset on the Effective Date;

     (f) Any gain realized by a Heritage stockholder who receives SouthBanc Common Stock and cash (excluding any cash received in lieu of a fractional share of SouthBanc Common Stock) in exchange for Heritage Common Stock pursuant to the Merger will be recognized in an amount not in excess of the amount of the cash received

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          (excluding any cash received in lieu of a fractional share of
          SouthBanc Common Stock), such gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized;

     (g) Cash received by a Heritage stockholder who has received only cash in exchange for Heritage Common Stock will be treated as a distribution in redemption of the Heritage Common Stock held by that stockholder, subject to the provisions and limitations of Section 302 of the Code; and

     (h) A stockholder of Heritage who receives cash in lieu of a fractional share of SouthBanc Common Stock will be treated as if a fractional share of SouthBanc Common Stock was distributed in exchange of such stockholder's interest in Heritage and immediately redeemed, with the stockholder having received a cash distribution in full payment of the stock so redeemed as provided in Section 302 of the Code.

     This opinion does not relate to or purport to cover any matters other than the ones expressly stated herein. The opinion expressed herein is limited to the material consequences of the Merger under current federal income tax law as of the date of this opinion letter. No opinion is expressed with respect to the federal income tax consequences of the Merger to stockholders subject to special treatment under federal income tax law. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

     We hereby consent to the reference to us under the caption "Legal Matters" in the Proxy Statement/Prospectus forming a part of the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement.

                              Very truly yours,



                              MULDOON, MURPHY & FAUCETTE LLP